FILED PURSUANT TO RULE 424 (b)(3)

PROSPECTUS

1,310,398 Shares

Socket Mobile, Inc.

Common Stock

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This prospectus relates to 1,310,398 shares of our Common Stock which may be sold from time to time by certain stockholders set forth in the "Selling Stockholders" section of this prospectus. Of the shares offered by this prospectus, such shares include 760,398 shares of Common Stock issuable upon the conversion of a senior secured note and 550,000 shares of Common Stock issuable upon exercise or conversion of warrants.

The prices at which the selling stockholders or their transferees may sell the shares may be determined by the prevailing market prices for the shares or in negotiated transactions. While we may receive proceeds upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol "SCKT." On January 6, 2011 , the last reported sale price for our Common Stock on the Nasdaq Capital Market was $1.95 per share.

Investment in the securities involves a high degree of risk. See "Risk Factors" beginning on page 4.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 12, 2011.

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PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under "Risk Factors."

The Company

We are a producer of mobile computing hardware systems serving the business mobility markets. We offer a family of handheld computer products and a wide range of data collection products. We also offer embedded Bluetooth and wireless LAN products. Our data collection peripheral products also work with many third-party mobile handheld devices including smartphones, handheld computers, tablet computers, ultra-mobile personal computers, and notebooks, adding data collection and connectivity capabilities to these devices. Our products are designed to run or enhance mobile applications that enable the accessing, collection and processing of data by employees while mobile. Our mobile computing products utilize popular Bluetooth and wireless LAN connection technologies. Our plug-in and cordless data collection products offer a variety of data collection technologies including laser scanning, two dimensional and linear barcode scanning, plus we offer RFID (radio frequency identification) and magnetic stripe readers.

More than 200 software integration companies are offering or developing vertical software applications for use with our handheld computers and data collection products. Healthcare and hospitality are two of the primary areas of focus for our software integration partners and more than half of our handheld computer sales now come from organizations within the healthcare and hospitality industries. Other vertical markets benefiting from our mobile solutions include retail merchandising, automotive, government and education. These mobile solutions are designed to improve the productivity of business enterprises and service providers by automating manual tasks, improving the quality of information collected, and enhancing mobile productivity by processing and transferring information from remote locations and mobile devices to the business or medical enterprise, and then if required, back to the remote locations and mobile devices.

We believe growth in the mobile workforce along with technical advances and cost reductions in mobile devices and networking technologies and the pervasive use of the Internet are driving broader adoption of mobile computing. Our products are designed to address the growing need for mobile computing by today's mobile workforce by enabling them to run or enhance mobile applications that allow access to business data files, or collect and process data while mobile, thereby enhancing their productivity and allowing them to exploit time sensitive opportunities and improve customer satisfaction. Overall, our hardware products enable mobile third-party applications to become complete mobile data collection and connectivity solutions.

We also make available to original equipment manufacturers ("OEMs") our component Bluetooth and wireless LAN technologies. We develop these components for our own products and leverage that investment through the sale of modules and plug-in cards to OEM manufacturers to embed into their products, including driver and device management software that is designed to simplify the ability of mobile employees to get and stay connected with Wi-Fi as well as with Bluetooth.

Total employee headcount on November 30, 2010 was 66 people. We subcontract the manufacturing of all of our products to independent third-party contract manufacturers located in the U.S., China and Taiwan and who have the equipment, know-how and capacity to manufacture products to our specifications. Our handheld computers and peripheral products are sold through a worldwide network of distributors and resellers, vertical industry partners, and value added resellers. Our OEM products are sold directly to the original equipment manufacturers.

We have financed our operations since inception primarily from the sale of equity capital. In November 2010, we issued a senior secured convertible note to an accredited investor in the principal amount of $1,000,000, the net proceeds of which were used to increase our working capital balances.

Convertible Note Financing

General

On November 19, 2010 (the "Closing Date"), we completed the sale of a senior secured convertible note (the "Note") having a principal amount of $1,000,000 and issued warrants (the "Warrants") to purchase up to 550,000 shares of our Common Stock (as exercised, the "Exercise Shares") in a private placement offering. As discussed more fully below, the Note is convertible into shares of our Common Stock (as converted, the "Conversion Shares"). We issued the Note and the Warrants in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

Registration Requirements

In connection with the convertible note financing, we are required to file a Registration Statement on Form S-3 with the Securities and Exchange Commission ("SEC") covering the resale of the Conversion Shares and the Exercise Shares. The Company agreed to file, no later than 30 days after the Closing Date, a registration statement for resale, by the investor and the placement agent or their permitted assigns (each, a "Holder"), at least the number of shares of Common Stock equal to the sum of (i) 152.0796% of the maximum number of shares of Common Stock issuable upon conversion of the Note and (ii) 100% of the maximum number of shares of Common Stock issuable upon exercise of the Warrants. We are now registering for resale under the registration statement of which this prospectus is a part the shares of Common Stock underlying the Note and the Warrants.

We have agreed to use our best efforts to have the registration statement declared effective within 60 calendar days after the Closing Date, or 90 calendar days after the Closing Date in the event the registration statement is subject to a full review by the SEC. We are obliged to amend the registration statement or file a new registration statement in the event the number of shares available under any registration statement is insufficient to cover the securities issuable or exercisable under the convertible note financing.

In the event that Form S-3 is not available for the registration of the resale of the securities issuable or exercisable under the convertible note financing, we have agreed to register such securities on another appropriate form reasonably acceptable to the investor and to register such securities on Form S-3 as soon as the form is available. At all times, however, we will maintain the effectiveness of all registration statements then in effect until the time as a registration statement on Form S-3 covering the resale of all the securities issuable or exercisable under the convertible note financing has been declared effective by the SEC.

Description of the Note

The Note matures eighteen months from the date of issuance (subject to extension to the extent an event of default or other fundamental transaction has occurred), and has an interest rate of 10% per annum, which is payable in cash quarterly in arrears. The Note is secured by all of our assets and is initially convertible into 500,000 shares of Common Stock, at an initial conversion price of $2.00 per share. The terms of the convertible note financing require us to maintain collateralization of the Note with an amount equivalent to the unconverted principal plus accrued interest at all times.

Conversion of the Note and Conversion Price Adjustment

The conversion price is subject to adjustment (the "First Price Adjustment") following the close of business on the sixth consecutive trading day immediately following the earlier of:

(i) the effective date of the registration statement of which this prospectus is a part; and

(ii) May 19, 2011.

Additionally, if we are not in compliance as of May 19, 2011 with the public information requirements required by the registration rights agreement entered into in connection with the convertible note financing, the conversion price is subject to adjustment (the "Compliance Conversion Price Adjustment") following the close of business on the sixth consecutive trading day immediately following such date when such failure to comply with the public information requirements is cured.

If the conversion price is subject to adjustment as set forth above, it will be reset to the lower of:

(i) the then existing conversion price; and

(ii) 85% of the average of the closing bid price of our Common Stock during the five immediately preceding trading days.

The conversion price shall not be reset below $1.50 per share as a result of the First Conversion Price Adjustment or the Compliance Conversion Price Adjustment.

The conversion price is also subject to adjustment (the "Second Conversion Price Adjustment") on November 19, 2011 to the lower of:

(i) the then existing conversion price; and

(ii) 85% of the average of the closing bid price of our Common Stock during the five immediately preceding trading days.

The conversion price shall not be reset below $1.31 per share as a result of the Second Conversion Price Adjustment.

The resets due to the First Conversion Price Adjustment, Compliance Conversion Price Adjustment and the Second Conversion Price Adjustment can result in an increase in the number of Conversion Shares up to an additional 260,398 shares in aggregate.

If we issue shares of Common Stock or options exercisable for or securities convertible into Common Stock at an effective price per share less than the conversion price then in effect, the conversion price will be reduced to the effective price per share of the new issuance.

Additionally, if we issue any options or convertible securities that are convertible into or exchangeable or exercisable for shares of our Common Stock at a price per share which varies with the market price of our Common Stock, including by any reset to a fixed price, but excluding by adjustment due to customary anti-dilution provisions, the Holder of the Note will have the right to substitute the variable price for the conversion price for conversion of all or part of the Note.

Redemption of the Note

At its option, the Holder of the Note is entitled to redemption rights on all or any portion of the Note upon the occurrence of (i) a change of control of the Company, or (ii) certain triggering events constituting an event of default, such as:

  failure of the Company to file or maintain a registration statement under which the Holders may sell any securities issuable or exercisable under the convertible note financing;
  suspension from trading of the Company's Common Stock;
  failure by the Company to convert the Note into Conversion Shares within five trading days of the conversion date;
  failure by the Company to pay interest or other amounts due on the Note;
  failure to remove any restrictive legend on the certificates of the Conversion Shares; and
  suspension from trading or failure of our Common Stock to be listed on a national securities exchange for a period of five consecutive trading days or for more than an aggregate of ten trading days in any 365-day period.

If there is an event of default, upon the request of the Holder of the Note, we are obligated to redeem all or any portion of the Note (including all accrued and unpaid interest), in cash, at a price equal to the greater of:

(i) up to 125% of the amount being redeemed, depending on the nature of the default; and

(ii) the product of (a) the number of Conversion Shares, times (b) 125% of the highest closing sale price of our Common Stock during the period beginning on the date immediately preceding such event of default and ending on the trading day immediately prior to the trading day that the redemption price is paid by us.

The Note prohibits us from entering into certain transactions involving a change of control, unless the successor entity is a publicly traded corporation, and the successor assumes in writing all of our obligations under the Note and the other documents related to the convertible note financing. In the event of such a transaction, the Holder of the Note has the right to force redemption of the Note, at a price equal to the greater of:

(i) 125% of the amount being redeemed;

(ii) the product of (x) 125% of the amount being redeemed multiplied by (y) the quotient of (A) the highest closing sale price of our Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the change of control and (2) the public announcement of the change of control and ending on the day the Holder of the Note delivers a redemption notice divided by (B) the conversion price then in effect; and

(iii) the product of (x) 125% of the amount being redeemed multiplied by (y) the quotient of (A) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Stock to be paid to the holders of the shares of our Common Stock upon consummation of such change of control divided by (B) the conversion price then in effect.

Description of Warrants

In conjunction with the issuance of the Note, we issued to the investor a five-year warrant to purchase 500,000 shares of Common Stock at an initial exercise price of $2.44 per share. In connection with the financing, we also issued to the private placement agent a five-year warrant to purchase 50,000 of Common Stock with terms that are substantially the same as the warrant issued to the investor. The Warrants are not exercisable until May 20, 2011.

Exercise Price Adjustment

If we issue shares of Common Stock or options exercisable for or securities convertible into Common Stock at an effective price per share less than the exercise price then in effect, the exercise price will be reduced to the effective price per share of the new issuance.

Additionally, if we issue any options or convertible securities that are convertible into or exchangeable or exercisable for shares of our Common Stock at a price per share which varies with the market price of our Common Stock, including by any reset to a fixed price, but excluding by adjustment due to customary anti-dilution provisions, each Holder of a Warrants will have the right to substitute the variable price for the exercise price for exercise of all or part of the Warrant.

The exercise price of the Warrants shall not be adjusted below $2.44 per share as a result of the adjustments described above, unless the Company obtains stockholder approval for the convertible note financing. At this time, we have no plans to seek such approval.

The Warrants prohibit us from entering into certain transactions involving a change of control, unless the successor entity is a publicly traded corporation, and the successor assumes in writing all of our obligations under the Warrants. Upon the occurrence of a transaction involving a permitted change of control, the Holders of the Warrants will have the right, among others, to have such Warrants repurchased for a purchase price in cash equal to the Black-Scholes value (as calculated pursuant to the Warrants) of the then unexercised portion of the Warrants.

If we issue shares of Common Stock or options exercisable for or securities convertible into Common Stock at an effective price per share less than the conversion price of the Note then in effect, the Holders of the Warrants will have the right to have such Warrants repurchased for a purchase price in cash equal to the Black-Scholes value (as calculated pursuant to the Warrants) of the then unexercised portion of the Warrants.

Limitations on Conversion of the Note and Exercise of Warrants

Under the terms of the Note and the Warrants, a Holder may not convert the Note or exercise the Warrants to the extent (but only to the extent) such holder or any of its affiliates would beneficially own more than 4.99% of our Common Stock. Each Holder may lower this limitation percentage at any time or increase this limitation percentage to any other percentage not in excess of 9.99% upon 61 days' prior written notice to the Company.

The Offering
Common Stock offered by selling stockholders	1,310,398 shares of our Common Stock, including 760,398 shares issuable upon the conversion of a senior secured convertible note and 550,000 shares issuable upon the exercise of warrants.
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Nasdaq Capital Market symbol	SCKT

Corporate Information

We were founded in March 1992 as Socket Communications, Inc. and reincorporated in Delaware in 1995 prior to our initial public offering in June 1995. We began doing business as Socket Mobile, Inc. in January 2007 to better reflect our market focus on the mobile business market and changed our legal name to Socket Mobile, Inc. in April 2008. Our principal executive offices are located at 39700 Eureka Drive, Newark, CA 94560, and our phone number is (510) 933-3000. Our Internet home page is located at http://www.socketmobile.com; however, the information on, or that can be accessed through, our home page, is not part of this Prospectus. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports are available free of charge on or through our Internet home page, as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

RISK FACTORS

An investment in the Common Stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below, as well as the risks described in our annual and quarterly reports filed with the Securities and Exchange Commission, before deciding to purchase shares of our Common Stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

Our ability to continue as a going concern is dependent upon our ability to establish profitable operations and to raise additional capital.

The financial statements in our Annual Report on Form 10-K were prepared on a going concern basis. Our continued operating losses, declines in our working capital balances and our failure to achieve the revenue levels required to maintain compliance with our bank line covenants are conditions that raise doubt about the Company's ability to continue as a going concern. We terminated our bank line on November 2, 2010 in conjunction with the issuance of a $1.0 million senior secured convertible note in the convertible note financing that closed in November 2010. Our ability to continue as a going concern is dependent upon our ability to establish profitable operations and to raise additional financing. We have been taking steps intended to reduce operating losses and achieve profitability including the introduction of new products, continued close support of our distributors and of our application partners as they establish their mobile applications in key vertical markets, and management of our costs. We believe that we will be able to improve our liquidity and secure additional sources of financing by managing our working capital balances, and raising additional capital as needed, including development funding from development partners and the issuance of additional equity securities. Nonetheless, there can be no assurance that we will be successful in achieving any of these steps, and there can be no assurance that additional financing will be available on acceptable terms, if at all, and any such terms may be dilutive to existing stockholders. Our inability to secure and maintain the necessary liquidity would have a material adverse effect on our financial condition and results of operations. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of assets and liabilities that may result from the outcome of this uncertainty.

The global economic financial crisis may continue to have an impact on our business and financial condition in ways that we currently cannot predict, and may further limit our ability to raise additional funds.

The continued credit crisis and related turmoil in the global financial system may continue to have an impact on our business and our financial condition. We may face significant challenges if economic conditions and conditions in the financial markets do not improve or continue to worsen. In particular, should these conditions cause our revenues to be materially less than forecast, we may find it necessary to initiate further reductions in our expenses and defer additional product development programs. In addition, our ability to access the capital markets and raise funds required for our operations may be severely restricted at a time when we would like, or need, to do so, which could have an adverse effect on our ability to meet our current and future funding requirements and on our flexibility to react to changing economic and business conditions.

We have a history of operating losses and may not achieve ongoing profitability.

We were unprofitable in the first nine months of 2010. We were profitable in the third quarter of 2009 due to the one time gain on the sale of our serial product line assets. We were unprofitable in each of other three quarters of 2009, unprofitable for fiscal year 2009 as a whole, and unprofitable in each of the quarters in fiscal years 2008, 2007, and 2006. We were profitable in two quarters in 2005, but unprofitable for fiscal year 2005 as a whole. Fiscal year 2004 was the only profitable year in our history, and only to the extent of $288,000. Prior to 2004, we incurred significant operating losses in each financial period since our inception. To achieve ongoing profitability, we must accomplish numerous objectives, including growth in our business and the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue or manage our expenses sufficiently to achieve ongoing profitability. If we cannot achieve ongoing profitability, we will not be able to support our operations from positive cash flows, and we would use our existing cash to support operating losses. If we are unable to secure the necessary capital to replace that cash, we may need to suspend some or all of our current operations.

We may require additional capital in the future, but that capital may not be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We may incur operating losses in future quarters and would need to raise capital to fund such losses. Our forecasts are highly dependent on factors beyond our control, including market acceptance of our products and deployments by businesses of applications that use our handheld computers and our data collection products. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all.

We may require additional capital in the future to repay our outstanding convertible note, but that capital may not be available on reasonable terms, if at all, or available only on terms that result in substantial dilution to your stock holdings.

Although the convertible note that we issued in our November 2010 financing is priced to facilitate its conversion into equity over the eighteen-month term of the convertible note, such conversion is at the option of the noteholder and the note, if outstanding at the end of the eighteen-month period, would require repayment by the Company. Our failure to repay the convertible note, if outstanding at the end of its term, would be an event of default. In addition, the convertible note contains other events of default, including in the event the Company is unable to maintain the minimum cash and accounts receivables balance and the minimum current ratio required by the convertible note. There can be no assurance that capital to refinance the convertible note at the end of its eighteen-month term or upon an event of default would be available on terms acceptable to the Company, if at all. The terms of our November 2010 convertible note financing contain also certain anti-dilution provisions. Should we need to raise additional capital in the future at prices below the conversion price of the convertible note, if outstanding at such future time, substantial dilution could result from such a financing.

Our quarterly operating results may fluctuate in future periods, which could cause our stock price to decline.

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received, and as a result we may have little backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenue in the last month of the quarter. This subjects us to the risk that even modest delays in orders may adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

  the demand for our products;
  the size and timing of customer orders;
  unanticipated delays or problems in our introduction of new products and product enhancements;
  the introduction of new products and product enhancements by our competitors;
  the timing of the introduction and deployments of new applications that work with our products;
  changes in the revenues attributable to royalties and engineering development services;
  product mix;
  timing of software enhancements;
  changes in the level of operating expenses;
  competitive conditions in the industry including competitive pressures resulting in lower average selling prices;
  timing of distributors' shipments to their customers; and
  general economic conditions and conditions specific to our customers' industries.

Because we base our staffing and other operating expenses on anticipated revenues, unanticipated declines or delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, or a combination, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our Common Stock would be adversely affected.

If third-parties do not produce and sell innovative products with which our products are compatible, or if our own line of mobile handheld computers is not successful, we may not achieve our sales projections.

Our success has been dependent upon the ability of third-parties in the mobile computer industry to successfully develop products that include or are compatible with our technology and then to sell these products into the marketplace. Even if we are successful in marketing and selling our new line of mobile handheld computers, our ability to generate increased revenue depends significantly on the commercial success of other parties' Windows mobile products, particularly vertical market software applications for use with our handheld computer and peripheral products, and standard Pocket PC handhelds, phone-integrated devices, tablet computers, and other phone-integrated devices, including those from Palm, Nokia, Blackberry, and Apple, with which our plug-in and wireless peripherals can be used, and the adoption of these mobile computer devices for business use. A number of manufacturers of handheld computers have reduced the number of handheld products they offer, or curtailed development of future handheld computer products. If manufacturers are unable or choose not to ship new products such as Pocket PC and other Windows mobile devices, or experience difficulties with new product transitions that cause delays in the market as we have experienced in the past three years, or if these products fail to achieve or maintain market acceptance, the number of our potential new customers could be reduced and we may not be able to meet our sales expectations.

If we fail to develop and introduce new products rapidly and successfully, we will not be able to compete effectively, and our ability to generate sufficient revenues will be negatively affected.

The market for our products is prone to rapidly changing technology, evolving industry standards and short product life cycles. If we are unsuccessful at developing and introducing new products and services on a timely basis that include the latest technologies conforming to the newest standards and that are appealing to end users, we will not be able to compete effectively, and our ability to generate significant revenues will be seriously harmed.

The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. We will be unable to introduce new products and services into the market on a timely basis and compete successfully, if we fail to:

  invest significant resources in research and development, sales and marketing, and customer support;
  identify emerging trends, demands and standards in the field of mobile computing products;
  enhance our products by adding additional features;
  maintain superior or competitive performance in our products; and

  anticipate our end users' needs and technological trends accurately.

We cannot be sure that we will have sufficient resources to make adequate investments in research and development or that we will be able to identify trends or make the technological advances necessary to be competitive.

A significant portion of our revenue currently comes from two distributors, and any decrease in revenue from these distributors could harm our business.

A significant portion of our revenue comes from two distributors, Tech Data Corporation and Ingram Micro Inc., which together represented approximately 25% and 35% of our worldwide revenues in the first nine months of 2010 and fiscal year 2009, respectively. We expect that a significant portion of our revenue will continue to depend on sales to Tech Data Corporation and Ingram Micro Inc. Additionally, 10% of our revenue in the third quarter 2010 came from Epocal Inc., an OEM customer, and 12% of our revenues in the first nine months of 2010 came from our distributor BlueStar Inc. We do not have long-term commitments from Tech Data Corporation or Ingram Micro Inc. to carry our products. Each could choose to stop selling some or all of our products at any time, and each of these companies also carries our competitors' products. If we lose our relationship with Tech Data Corporation or Ingram Micro Inc., we would experience disruption and delays in marketing our products.

If the market for mobile computers experiences delays, or fails to grow, we may not achieve our sales projections.

Substantially all of our peripheral products are designed for use with mobile computers, including handhelds, notebooks, tablets, and handhelds with integrated phones. If the mobile computer industry does not grow, if its growth slows, or if product or operating system changeovers by mobile computer manufacturers and partners cause delays in the market, or if the markets for our mobile handheld computers do not grow, or if the impact of the global economic financial crisis continues, we may not achieve our sales projections.

Our sales will be hurt if the new technologies used in our products do not become widely adopted, or are adopted slower than expected.

Many of our products use new technologies, such as two dimensional bar code scanning and radio frequency identification, which are not yet widely adopted in the market. If these technologies fail to become widespread, or are adopted slower than expected, our sales will suffer.

We could face increased competition in the future, which would adversely affect our financial performance.

The market for mobile handheld computers in which we operate is very competitive. Our future financial performance is contingent on a number of unpredictable factors, including that:

  some of our competitors have greater financial, marketing, and technical resources than we do;
  we periodically face intense price competition, particularly when our competitors have excess inventories and discount their prices to clear their inventories; and
  certain manufacturers of personal computers, mobile phones and handheld computers offer products with built-in functions, such as Bluetooth wireless technology, Wi-Fi, or bar code scanning, that compete with our products.

Increased competition could result in price reductions, fewer customer orders, reduced margins, and loss of market share. Our failure to compete successfully against current or future competitors could harm our business, operating results and financial condition.

If we do not correctly anticipate demand for our products, our operating results will suffer.

The demand for our products depends on many factors and is difficult to forecast. We expect that it will become more difficult to forecast demand given current economic conditions, as we introduce and support more products, and as competition in the market for our products intensifies. If demand is lower than forecasted levels, we could have excess production resulting in higher inventories of finished products and components, which could lead to write-downs or write-offs of some or all of the excess inventories, and reductions in our cash balances. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and in our failure to meet minimum purchase commitments, each of which may lower our operating results.

If demand increases beyond forecasted levels, we would have to rapidly increase production at our third-party manufacturers. We depend on suppliers to provide additional volumes of components, and suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we were able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices to meet our customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower operating results.

We rely primarily on distributors, resellers, vertical industry partners, and OEMs to sell our products, and our sales would suffer if any of these third-parties stops selling our products effectively.

Because we sell our products primarily through distributors, resellers, vertical industry partners, and OEMs, we are subject to risks associated with channel distribution, such as risks related to their inventory levels and support for our products. Our distribution channels may build up inventories in anticipation of growth in their sales. If such growth in their sales does not occur as anticipated, the inventory build up could contribute to higher levels of product returns. The lack of sales by any one significant participant in our distribution channels could result in excess inventories and adversely affect our operating results and working capital liquidity.

Our agreements with distributors, resellers, vertical industry partners, and OEMs are generally nonexclusive and may be terminated on short notice by them without cause. Our distributors, resellers, vertical industry partners, and OEMs are not within our control, are not obligated to purchase products from us, and may offer competitive lines of products simultaneously. Sales growth is contingent in part on our ability to enter into additional distribution relationships and expand our sales channels. We cannot predict whether we will be successful in establishing new distribution relationships, expanding our sales channels or maintaining our existing relationships. A failure to enter into new distribution relationships or to expand our sales channels could adversely impact our ability to grow our sales.

We allow our distribution channels to return a portion of their inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results and working capital liquidity by reducing our accounts receivable and increasing our inventory balances, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

We depend on alliances and other business relationships with a small number of third-parties, and a disruption in any one of these relationships would hinder our ability to develop and sell our products.

We depend on strategic alliances and business relationships with leading participants in various segments of the communications and mobile handheld computer markets to help us develop and market our products. Our strategic partners may revoke their commitment to our products or services at any time in the future or may develop their own competitive products or services. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings, or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, failure to win new customers, or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design activities for Windows Mobile, Windows CE, Windows 7/Vista/XP, RIM Blackberry, and Nokia Symbian for E Series operating systems, and more recently, to develop our own family of mobile handheld computers. Such design activities have diverted financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft, Research In Motion, or Symbian is obligated to continue the collaboration or to support the products produced from the collaboration. Consequently, these organizations may terminate their collaborations with us for a variety of reasons, including our failure to meet agreed-upon standards or for reasons beyond our control, such as changing market conditions, increased competition, discontinued product lines, and product obsolescence.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, and other restrictions on disclosure to protect our proprietary technologies. We cannot be sure that these measures will provide meaningful protection for our proprietary technologies and processes. We cannot be sure that any patent issued to us will be sufficient to protect our technology. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees, distributors, and strategic partners, and generally control access to our documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our products, services, or technology without authorization, develop similar technology independently, or design around our patents.

Effective copyright, trademark, and trade secret protection may be unavailable or limited in certain foreign countries. Furthermore, certain of our customers have entered into agreements with us which provide that the customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may become subject to claims of intellectual property rights infringement, which could result in substantial liability.

In the course of operating our business, we may receive claims of intellectual property infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. Many of our competitors have large intellectual property portfolios, including patents that may cover technologies that are relevant to our business. In addition, many smaller companies, universities, and individuals have obtained or applied for patents in areas of technology that may relate to our business. The industry is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights. In June 2007, we received a letter from Wi-LAN, Inc., claiming that certain of our wireless LAN products infringe on two U.S. and one Canadian patent held by Wi-LAN, Inc. In October 2007, Wi-LAN, Inc. filed patent infringement lawsuits against a number of companies alleging that those companies infringe the two U.S. patents by manufacturing, using, or offering for sale products with wireless capability compliant with the IEEE 802.11 standards. Wi-LAN, Inc. is asking for money damages and a court order barring the sale of products that use the patented technology. We have not been named in the lawsuit, and we do not plan to make any changes to our current business at this time. Nonetheless, we may be added to the lawsuit in the future, and even if we are not, the outcome of this lawsuit may result in future changes to our business, including potential increased costs for those of our products that make use of the related technology.

If we are unable to obtain and maintain licenses on favorable terms for intellectual property rights required for the manufacture, sale, and use of our products, particularly those products which must comply with industry standard protocols and specifications to be commercially viable, our results of operations or financial condition could be adversely impacted.

In addition to disputes relating to the validity or alleged infringement of other parties' rights, we may become involved in disputes relating to our assertion of our own intellectual property rights. Whether we are defending the assertion of intellectual property rights against us or asserting our intellectual property rights against others, intellectual property litigation can be complex, costly, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Plaintiffs in intellectual property cases often seek injunctive relief, and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. Thus, any adverse determinations in this type of litigation could subject us to significant liabilities and costs.

New industry standards may require us to redesign our products, which could substantially increase our operating expenses.

Standards for the form and functionality of our products are established by standards committees. These independent committees establish standards, which evolve and change over time, for different categories of our products. We must continue to identify and ensure compliance with evolving industry standards so that our products are interoperable and we remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. Should any major changes, even if anticipated, occur, we would be required to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to sell our products for use with new hardware components from mobile computer manufacturers and OEMs, thus affecting our business.

Undetected flaws and defects in our products may disrupt product sales and result in expensive and time-consuming remedial action.

Our hardware and software products may contain undetected flaws, which may not be discovered until customers have used the products. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications, or cause unfavorable publicity, any of which could adversely affect our business and operating results.

The loss of one or more of our senior personnel could harm our existing business.

A number of our officers and senior managers have been employed for fifteen to eighteen years by us, including our President, Executive Vice President, Chief Financial Officer, and Chief Technical Officer. Our future success will depend upon the continued service of key officers and senior managers. Competition for officers and senior managers is intense, and there can be no assurance that we will be able to retain our existing senior personnel. The loss of one or more of our officers or key senior managers could adversely affect our ability to compete.

The expensing of options will continue to reduce our operating results and may continue to cause us to incur net losses such that we may find it necessary to change our business practices to attract and retain employees.

Historically, we have used stock options as a key component of our employee compensation packages. We believe that stock options provide an incentive to our employees to maximize long-term stockholder value and, through the use of vesting, encourage valued employees to remain with us. Furthermore, on July 1, 2010, we completed an exchange offer for certain of our outstanding options. As a result, the total remaining unrecognized compensation costs related to unvested stock options increased by $0.74 million, which is being amortized over the weighted average remaining requisite period of 2.4 years. The expensing of employee stock options adversely affected our net income and earnings per share in the first nine months of 2010 and in each of the quarters in fiscal 2009, will continue to adversely affect future quarters, and will make profitability harder to achieve. In addition, we may decide in response to the effects of expensing stock options on our operating results to reduce the number of stock options granted to employees or to grant options to fewer employees. This could adversely affect our ability to retain existing employees and attract qualified candidates, and also could increase the cash compensation we would have to pay to them.

If we are unable to attract and retain highly skilled sales and marketing and product development personnel, our ability to develop and market new products and product enhancements will be adversely affected.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Our products involve a number of new and evolving technologies, and we frequently need to apply these technologies to the unique requirements of mobile products. Our personnel must be familiar with both the technologies we support and the unique requirements of the products to which our products connect. Competition for such personnel is intense, and we may not be able to attract and retain such key personnel. In addition, our ability to hire and retain such key personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such key personnel. Failure to attract and retain such key personnel will adversely affect our ability to develop and market new products and product enhancements.

We may not be able to collect revenues from customers who experience financial difficulties.

Our accounts receivable are derived primarily from distributors and OEMs. We perform ongoing credit evaluations of our customers' financial conditions but generally require no collateral from our customers. Reserves are maintained for potential credit losses, and such losses have historically been within such reserves. However, many of our customers may be thinly capitalized and may be prone to failure in adverse market conditions. Although our collection history has been good, from time to time a customer may not pay us because of financial difficulty, bankruptcy or liquidation. The current global financial crisis may have an impact on our customers' ability to pay us in a timely manner, and consequently, we may experience increased difficulty in collecting our accounts receivable, and we may have to increase our reserves in anticipation of increased uncollectible accounts.

We may be unable to manufacture our products, because we are dependent on a limited number of qualified suppliers for our components.

Several of our component parts, including our serial interface chip, our Ethernet chip, our bar code scanning modules, and our new line of mobile handheld computers, are produced by one or a limited number of suppliers. Shortages could occur in these essential components due to an interruption of supply or increased demand in the industry. If we are unable to procure certain component parts, we could be required to reduce our operations while we seek alternative sources for these components, which could have a material adverse effect on our financial results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we would be exposed to additional risks associated with holding inventory, such as obsolescence, excess quantities, or loss.

Our operating results could be harmed by economic, political, regulatory and other risks associated with export sales.

Export sales (sales to customers outside the United States) accounted for approximately 25% and 42% of our revenue in the first nine months of 2010 and fiscal 2009, respectively. Accordingly, our operating results are subject to the risks inherent in export sales, including:

  longer payment cycles;
  unexpected changes in regulatory requirements, import and export restrictions and tariffs;
  difficulties in managing foreign operations;
  the burdens of complying with a variety of foreign laws;
  greater difficulty or delay in accounts receivable collection;
  potentially adverse tax consequences; and
  political and economic instability.

Our export sales are primarily denominated in United States dollars and in Euros for our sales to European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets. Declines in the value of the Euro relative to the United States dollar may result in foreign currency losses relating to collection of Euro denominated receivables if left unhedged.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control.

Our corporate headquarters is located near an earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure, and overall business is unknown. Additionally, we may experience electrical power blackouts or natural disasters that could interrupt our business. Should a disaster be widespread, such as a major earthquake, or result in the loss of key personnel, we may not be able to implement our disaster recovery plan in a timely manner. Any losses or damages incurred by us as a result of these events could have a material adverse effect on our business.

Failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have evaluated and will continue to evaluate our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the design and effectiveness of our internal control over financial reporting. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

The sale of a substantial number of shares of our Common Stock could cause the market price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market could adversely affect the market price for our Common Stock. The market price of our Common Stock could also decline if one or more of our significant stockholders decided for any reason to sell substantial amounts of our Common Stock in the public market.

As of November 30, 2010, we had 3,801,991 shares of Common Stock outstanding. Substantially all of these shares are freely tradable in the public market, either without restriction or subject, in some cases, only to S-3 prospectus delivery requirements and, in other cases, only to manner of sale, volume, and notice requirements of Rule 144 under the Securities Act.

As of November 30, 2010, we had 1,245,797 shares of Common Stock subject to outstanding options under our stock option plans, and 117,236 shares of Common Stock were available for future issuance under the plans. We have registered the shares of Common Stock subject to outstanding options and reserved for issuance under our stock option plans. Accordingly, the shares of Common Stock underlying vested options will be eligible for resale in the public market as soon as the options are exercised.

As of November 30, 2010, we had 86,585 shares of Common Stock subject to outstanding warrants issued in our 2009 private placement. We have registered the resale of all shares of Common Stock subject to the warrants. Accordingly, the shares of Common Stock underlying these warrants will be eligible for resale in the public market as soon as the warrants are exercised, subject to S-3 prospectus delivery requirements.

As of November 30, 2010, we had 500,000 shares of Common Stock subject to the conversion a senior secured convertible note issued in the November 2010 convertible note financing. The conversion price of this note is subject to resets on certain dates within the first year of the issuance of the note, which, depending upon the market price of our Common Stock at the time of such resets, can result in an increase in the number of shares we are obligated to issue upon conversion of the note up to an additional 260,398 shares in aggregate.

As of November 30, 2010, 550,000 shares of Common Stock subject to outstanding warrants issued in connection with the convertible note financing. The warrants are not exercisable until May 20, 2011. All of the Common Stock subject to the conversion of the senior secured convertible note and the warrants issued in connection with the convertible note financing are being registered for resale under the registration statement of which this prospectus is a part. With the effectiveness of the registration statement, the shares of Common Stock underlying the senior secured convertible note and these warrants will be eligible for resale in the public market as soon as the note is converted or the warrants are exercised.

Volatility in the trading price of our Common Stock could negatively impact the price of our Common Stock.

During the period from January 1, 2009 through November 30, 2010, our Common Stock price fluctuated between a high of $5.44 and a low of $1.32. Following a one-for-ten reverse stock split effected on October 23, 2008, which significantly decreased the Company's share float, we have experienced low trading volumes in our stock, and thus relatively small purchases and sales can have a significant effect on our stock price. The trading price of our Common Stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including general economic conditions and the outlook of securities analysts and investors on our industry. In addition, the stock markets in general, and the markets for high technology stocks in particular, have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "Prospectus Summary" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our operations, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows Pocket PC operating system, developments in our relationships with our strategic partners, and world economic and financial conditions. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus, although we may receive up to approximately $1,342,000 upon full exercise of the Warrants. Any proceeds received from the exercise of warrants will be used to increase the Company's working capital balances. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

The shares of Common Stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Note and exercise of the Warrants. For additional information regarding the issuance of the Note and the Warrants, see "Convertible Note Financing" above. We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Note and the Warrants issued in connection with the convertible note financing, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of Common Stock held by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by the selling stockholders, based on their respective ownership of shares of Common Stock, the Note and Warrants, as of November 30, 2010, assuming conversion of the Note and exercise of the Warrants held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.

The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on (i) conversion of the Note set forth therein or (ii) exercise of the Warrants set forth therein.

In accordance with the terms of a registration rights agreement with the Holders of the Note and the Warrants issued in the convertible note financing, this prospectus generally covers the resale of the sum of (i) 152.0796% of the maximum number of shares of Common Stock issuable upon conversion of the Note and (ii) 100% of the maximum number of shares of Common Stock issuable upon exercise of the Warrants, in each case, determined as if the Note and Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the Note and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Note and the Warrants, a selling stockholder may not convert the Note or exercise the Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own more than 4.99% of our Common Stock. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percent of Common Stock Owned After Offering (1)
Hudson Bay Master Fund Ltd.(2)	199,683 (3)	1,260,398	0 (4)	0% (4)
Jonathan Blum (12)	0 (5)	15,000	0 (6)	0% (6)
Brandon Ross (12)	0 (7)	15,000	0 (8)	0% (8)
Dawson James Securities, Inc.(9)(12)	0 (10)	20,000	0 (11)	0% (11)
(1) Based upon 3,801,991 shares of Common Stock outstanding as of the close of business on November 30, 2010.
(2) Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these securities.
(3) The number of shares shown in this column reflects 199,683 of the 760,398 shares of Common Stock issuable upon conversion of the secured convertible note issued to Hudson Bay Master Fund Ltd. in the convertible note financing, as a result of the 4.99% beneficial ownership limitation. In connection with the convertible note financing, Hudson Bay Master Fund Ltd. was issued a warrant to purchase 500,000 shares of Common Stock which, pursuant to its terms, is not exercisable within 60 days of November 30, 2010. While the shares of Common Stock issuable upon exercise of the warrant are registered for resale pursuant to this registration statement, they are not shown as beneficially owned as of November 30, 2010 for purposes of this table. In the event that the beneficial ownership limitation percentage is increased by Hudson Bay Master Fund Ltd. to 9.99% upon 61 days notice to the Company, Hudson Bay Master Fund Ltd. could beneficially own up to an aggregate of 421,974 shares of Common Stock as a result of the conversion of the secured convertible note and the exercise of the warrant. As of November 30, 2010, the Company has not received notice of the intention to increase the beneficial ownership limitation percentage.
(4) This column assumes that all of the shares of Common Stock issuable upon conversion of the secured convertible promissory note issued in the convertible note financing (760,398) and all of the shares of Common Stock issuable upon exercise of the warrant issued in connection with the convertible note financing (500,000), are sold in this offering.
(5) The number of shares does not include 15,000 shares of Common Stock subject to a warrant issued in connection with the convertible note financing which, pursuant to the warrant's terms, is not exercisable within 60 days of November 30, 2010. While the shares of Common Stock issuable upon exercise of the warrant are registered for resale pursuant to this registration statement, they are not shown as beneficially owned as of November 30, 2010 for purposes of this table.
(6) This column assumes that all of the shares of Common Stock issuable upon exercise of a warrant issued in connection with the convertible note financing (15,000) are sold in this offering.
(7) The number of shares does not include 15,000 shares of Common Stock subject to a warrant issued in connection with the convertible note financing which, pursuant to the warrant's terms, is not exercisable within 60 days of November 30, 2010. While the shares of Common Stock issuable upon exercise of the warrant are registered for resale pursuant to this registration statement, they are not shown as beneficially owned as of November 30, 2010 for purposes of this table.
(8) The number of shares shown in this column assumes that all of the shares of Common Stock issuable upon exercise of a warrant issued in connection with the convertible note financing (15,000) are sold in this offering.
(9) Albert Poliak, Chief Executive Officer of Dawson James Securities, Inc., has voting and investment control in respect of these securities.
(10) The number of shares does not include 20,000 shares of Common Stock subject to a warrant issued in connection with the convertible note financing which, pursuant to the warrant's terms, is not exercisable within 60 days of November 30, 2010. While the shares of Common Stock issuable upon exercise of the warrant are registered for resale pursuant to this registration statement, they are not shown as beneficially owned as of November 30, 2010 for purposes of this table.
(11) This column assumes that all of the shares of Common Stock issuable upon exercise of a warrant issued in connection with the convertible note financing (20,000) are sold in this offering.

(12) The selling stockholders identified have indicated that they are, or are affiliates of, registered broker-dealers. These selling stockholders have represented that at the time of the acquisition of the securities, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling stockholders did have such an agreement or understanding, we will file a post-effective amendment to registration statement of which this prospectus is a part to designate such person as an "underwriter" within the meaning of the Securities Act of 1933.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon conversion of the Note and exercise of the Warrants to permit the resale of these shares of Common Stock by the holders of the Note and Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;.

  privately negotiated transactions;

  short sales made after the date the Registration Statement is declared effective by the SEC;

  broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in the Note, Warrants or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $30,000.00 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered hereby.

EXPERTS

Moss Adams LLP, independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Moss Adams LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S 3, of which this prospectus is a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed by us with the SEC are not necessarily complete. You should refer to the copies of these documents for a more complete understanding of the matters involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You can also find these documents through our own web site which is located at http://www.socketmobile.com. Information included on our web site is not a part of this prospectus or any prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. In this instance, we are incorporating by reference the documents and information listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act (1) after the date of this prospectus and prior to the time that we sell all of the securities offered by this prospectus or the earlier termination of the offering, and (2) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement:

(1) Our Annual Report on Form 10 K for the year ended December 31, 2009, filed with the SEC on April 1, 2010.

(2) Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, filed with the SEC on November 15, 2010.

(3) Our current reports on Form 8-K filed with the SEC on February 4, 2010, March 8, 2010, May 5, 2010, May 6, 2010, May 11, 2010, August 3, 2010, September 3, 2010, October 28, 2010, November 8, 2010, November 22, 2010 and December 14, 2010.

(4) The description of our Common Stock contained in our Registration Statement on Form 8 A filed with the SEC on April 11, 1995, as amended by our Registration Statement on Form 8 A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560
Attention: David W. Dunlap
Phone: (510) 933-3035

1,310,398 Shares

SOCKET MOBILE, INC.

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COMMON STOCK
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PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

January 12, 2011